

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Mr. Scott A. Caldwell
President and Chief Executive Officer
Allied Nevada Gold Corp.
9790 Gateway Drive, Suite 200
Reno, NV 89521

> **Re: Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Response Letter Dated June 16, 2011**
> **File No. 001-33119**

Dear Mr. Caldwell:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Measures, page 32

1.   We note your proposal to modify the title of your non-GAAP measure to "Total Cash Costs." However, we note your reconciliation removes stripping costs, which appear to be cash costs. Notwithstanding your narrative discussion describing the components of your non-GAAP measure, please further modify the description of your non-GAAP measure or revise its calculation such that you do not exclude cash costs.

Mr. Scott A. Caldwell
Allied Nevada Gold Corp.
July 27, 2011
Page 2

Critical Accounting Policies and Estimates, page 32

2.   We note from your response to our prior comment number two that less than 100% of
        your ore on leach pads is expected to be recovered within the first year. Please tell us
        whether you considered classifying a portion of your asset for ore on leach pads as long
        term, and why you determined no such classification was necessary.

3.   We note your response to our prior comment number two does not address how costs
        relating to materials on the leach pad are captured and classified from the time materials
        are extracted from the mine to the final sale (either as stockpiled ore, doré bars, and any
        other intermediate step). Please expand your disclosure or tell us why you believe your
        current proposed disclosure is appropriate.

Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income (Loss), page 50

4.   We note from your response to our prior comment number four that the mine start-up
        costs relating to recommissioning the Hycroft Mine during 2008 did not relate to mine
        development, the construction of long-lived assets or inventory, and were expensed in the
        period incurred. Please tell us the expenses that are included in the 2008 balance of
        "mine start-up costs."

Note 2 – Summary of Significant Accounting Policies, page 53

Mine Development and Stripping Costs, page 54

5.   We note your response to our prior comment number six indicates that you believe
        stripping costs that exceed the life of mine stripping ratio are abnormal, and you have
        therefore expensed such abnormal costs by analogy to ASC 330-10-30-4 and 330-10-30-
        7. Please clarify for us the following:
        •   Explain in further detail why you believe production phase stripping costs that exceed
            the life of mine stripping ratio are abnormal. In this regard, it would appear normal
            for production phase stripping costs to exceed the life of mine stripping ratio in some
            periods and to not exceed the life of mine stripping ratio in other periods as the mine
            plan is executed. As part of your response, please describe any other facts and
            circumstances that you believe would result in production stage stripping costs being
            classified as abnormal, and tell us if these circumstances occurred during fiscal 2009
            or fiscal 2010;
        •   Tell us why you believe an analogy to ASC 330-10-30-4 and 330-10-30-7 is
            appropriate in your facts and circumstances. We note that guidance appears to relate
            to periods of abnormal production, and you appear to be applying the guidance in
            situations where your production level was normal; and

- Explain in further detail why you believe all of your production phase stripping costs are not within the scope of ASC 930-330-25-1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant